

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Laurent Mercier
Chief Financial Officer
COTY INC.
350 Fifth Avenue
New York, NY 10118

> **Re: COTY INC.**
> **Form 10-K for the Fiscal Year-Ended June 30, 2020**
> **Form 8-K Filed February 9, 2020**
> **File No: 1-35964**

Dear Mr. Mercier:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences